SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July, 2006
Commission File Number 001-11648
 Glamis Gold Ltd.
(Translation of registrant’s name into English)
5190 Neil Rd., Suite 310, Reno, Nevada 89502
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLAMIS GOLD LTD. (Registrant)
Date: July 31, 2006	By:	/s/ Cheryl A. Sedestrom
Cheryl A. Sedestrom
Chief Financial Officer

For Immediate Release
Trading symbol: NYSE, TSX — GLG	July 31, 2006
GLAMIS GOLD REPORTS SECOND QUARTER 2006 RESULTS; BOARD APPROVES
PEÑASQUITO CONSTRUCTION FOLLOWING REVISED FEASIBILITY STUDY
July 31, 2006 — Reno, Nevada — Glamis Gold Ltd. (“Glamis”) (NYSE, TSX: GLG), today reported record net income of $30.3 million, or $0.20 per share, for the quarter ended June 30, 2006.
Second Quarter 2006 Highlights
•	Produced 138,637 ounces of gold at a total cash cost of $209 per ounce.

•	Generated cash flow from operations of $40.4 million.

•	Doubled gold reserves at Peñasquito project and completed revised feasibility study.

•	Received Board approval for construction of Peñasquito.

•	Doubled cash and equivalents since the start of 2006.

•	Confirmed 2006 gold production forecast of 620,000 ounces at cash costs of approximately $190 per ounce.
“We are successfully working through start-up issues at Marlin mine in Guatemala that impacted our performance during the first half of the year,” said Kevin McArthur, President and CEO. “The progress we have made positions Glamis for a strong second half. Modifications to the recovery circuit at Marlin are nearing completion, which should enable the mine to achieve the production performance that we originally planned. Having built two new mines in the last two years is a remarkable achievement, and one that provides us a great deal of confidence as we embark on developing the Peñasquito property into a truly world-class mine.
“At Peñasquito, we achieved early and significant milestones during the quarter. We announced a doubling of gold reserves, and today we released an updated feasibility study reflecting a much larger project than was originally envisioned. The Board of Directors has approved construction, and we are excited to immediately move the project to the next phase of development.”
Financial Review
Higher total gold sales and realized gold prices per ounce led to increased revenue in the second quarter of 2006, totaling $95.0 million compared to $48.7 million in the second quarter of 2005. Glamis sold 145,468 ounces of gold in the quarter at an average realized price of $624 per ounce. By comparison, the Company sold 112,810 ounces of gold in the corresponding period of 2005 at an average realized price of $430 per ounce.
Net income in the quarter totaled $30.3 million, or $0.20 per share, compared to $8.2 million, or $0.06 per share in the same period a year ago. Included in the quarter was exploration expense of $4.6 million. Cash flow from operations (before working capital changes and reclamation expenditures) was $40.4 million compared to $22.1 million in the prior year’s second quarter. At June 30, 2006, cash and equivalents were $70.3 million compared to $32.1 million at December 31, 2005.
Operations Review
Total gold production for the second quarter of 2006 was 138,637 ounces at a total cash cost of $209 per ounce. In the second quarter one year ago, production totaled 109,377 ounces of gold at a total cash cost of $190 per ounce.
El Sauzal Mine
El Sauzal achieved a quarterly record 75,372 ounces of gold production at a total cash cost of $99 per ounce, compared to 44,502 ounces of gold at a total cash cost of $150 in 2005. The mine and mill continue to meet or exceed all expectations. Gold production at El Sauzal is now projected at approximately 230,000 ounces for 2006.
Marlin Mine
Production at Marlin in the quarter totaled 28,870 gold ounces and 273,282 silver ounces. Total cash costs amounted to $324 per ounce of gold. The expected ramp-up in production was impacted by a series of start-up issues, including a failure of the leach tank agitators in the Marlin mill. As part of the repair process, each of the six leach tanks required modifications, leading to less-than-optimal metal recoveries, lower throughput and higher costs during the period in which the repairs have been implemented. The modifications are nearing completion, and the mine expects a steady return to planned throughput levels in the second half of the year.
The Marlin underground remains on track toward a throughput goal of 1,000 tonnes per day. The Company is investigating the possibility of employing overhand cut-and-fill stoping and long-hole stoping in portions of the underground mine, which would result in cost reductions at the underground operation. Marlin is now expected to produce approximately 215,000 ounces of gold and two million ounces of silver in 2006.
Marigold Mine (two-thirds owned)
In the second quarter, Glamis’ 2/3rds share of gold production from Marigold mine was 17,076 ounces of gold at a total cash cost of $330 per ounce. This compares to production of 41,120 ounces of gold in the second quarter of 2005 at a total cash cost of $187 per ounce. Slow leaching ore from the upper levels of the Millennium Antler pit again impacted gold production at Marigold Mine during the quarter. There remains an additional section of slow leaching ore at Antler, but mining operations have begun to move into more favorable ore zones deeper in the Antler pit. In addition, higher grade ore with better leaching characteristics from the Basalt pit is expected to comprise a greater proportion of overall ore tonnage delivered to the leach pad in the third and fourth quarters of 2006. Glamis’ two-thirds share of gold production at Marigold is projected to total approximately 110,000 ounces for 2006.
San Martin Mine
At San Martin Mine, gold production was 17,319 ounces in the second quarter at a total cash cost of $379 per ounce. This compares to production of 23,755 ounces of gold at a total cash cost of $271 per ounce in the second quarter of 2005. San Martin has completed the transition to run-of-mine heap leaching. Production will continue to decline on a year-over-year basis, but capital costs will be minimal, positioning the mine to generate strong free cash flow. San Martin is expected to produce approximately 65,000 ounces of gold in 2006.

Cerro Blanco Project
Following the end of the second quarter, the Company received verbal commitment from a drilling contractor to conduct dewatering testing later this year and pursue the possibility of geothermal power generation at the site. Last quarter, a contractor was selected to drive the underground decline at Cerro Blanco upon the receipt of necessary permitting. Due to delays in retaining the drilling contractor and obtaining the required permits, the Company now expects the Cerro Blanco feasibility study to be delayed until late 2007. Exploration efforts at Cerro Blanco have focused on extensional and infill drilling to convert a portion of the inferred resource to the measured and indicated category.
Exploration
Exploration expenditures at all properties excluding Peñasquito are expected to total approximately $25 million in 2006. A total of $4.8 million was spent on exploration in the second quarter, of which $4.6 million was expensed, including $1.7 million at Cerro Blanco. In 2006, approximately $10.5 million will be expended for exploration at Peñasquito, and the majority of those costs will be recorded as project capital.
Peñasquito
Results of condemnation and exploration drilling continue to add to the overall potential of the Peñasquito project. In the month of June, 30 drill holes were completed, representing over 13,000 meters. Five diamond drills are on the property, with plans to add a sixth during the third quarter. As condemnation drilling nears completion, the focus will remain on exploration of the zone between the southern end of the Peñasco pit and the northern end of the Chile Colorado pit.
Marlin
The Company has outlined plans to drill extensions at the Rosa vein in order to further define high-grade intercepts identified through previous drilling and to develop a resource for the Rosa vein. The surface drilling exploration program at the West Vero vein discovery is nearing completion. The Company is now studying options for expanding the mineralization at depth. Both the West Vero and Rosa systems consist of quartz-calcite veining with metallurgical characteristics nearly identical to that at Marlin.
El Sauzal
Drilling and assays of the twenty-hole drill program at the Guayacan target were recently completed. The results revealed low grades in general, but confirmed the presence of significant mineralization associated with multiple intrusives. The Company will continue with its systematic exploration program over the entire concession package, including an analysis of the need for subsequent drilling at Guayacan.
Nevada
Three exploration drill rigs continued to operate at Marigold in the second quarter in an effort to further extend mineralization between the two Target pits. Development drilling is also underway in the Terry Zone North area. At the Company’s 40 percent-owned Dee joint venture (Barrick 60 percent) in Nevada, four drill rigs continue to operate at South Arturo and other targets.

Peñasquito Project
Glamis announced today the completion of the revised feasibility study for its Peñasquito project in Zacatecas, Mexico and approval by the Board of Directors to proceed with project construction. An updated reserve and resource calculation issued on June 21 provided the basis for the new feasibility study, which includes initial mill throughput of 50,000 ore tonnes per day, ramping up to 100,000 tonnes per day. Highlights of the revised feasibility study, prepared by M3 Engineering and Technology Corp., are as follows:
Peñasquito Feasibility Study — Base Case

Mine life (years)	17
Mill throughput (tonnes per day)	100,000
Initial capital cost ($US millions)	$882
Sustaining capital ($US millions)	$327

Average annual payable metal:
Gold (troy ounces)	387,500
Silver (troy ounces)	22,846,000
Lead (tonnes)	71,125
Zinc (tonnes)	137,400

Total annual production as gold equivalent (troy ounces):	1,339,300

Unit operating costs:
Mining cost per total tonne	$0.81
Milling cost per ore tonne	$2.98
G&A cost per ore tonne	$0.22

Average total cash costs per unit:
Gold (per ounce)	$125	(	lead as by-product)
Silver (per ounce)	$4.91
Zinc (per pound)	$0.44

Total cash cost per ounce gold production (utilizing all other metals as by-products)	$(378)

	Base case	Low Case	High Case
Metals price assumptions:
Gold (per ounce)	$532.74	$450	$650
Silver (per ounce)	$8.84	$7.00	$10.00
Lead (per pound)	$0.424	$0.30	$0.43
Zinc (per pound)	$0.787	$0.60	$0.86

Project IRR (after tax)	18.7%	10.2%	23.4%
After Tax NPV 0% discount ($US millions)	$3,256	$1,560	$4,334
After Tax NPV 5% discount ($US millions)	$1,521	$514	$2,161
Payback (years)	5.6	7.6	4.8
The Glamis Board of Directors has approved the advancement of the Peñasquito project into detailed engineering and construction. The Company’s current timeline calls for completion of permitting by mid-2007, initial production from heap leaching of oxide ore in the second half of 2008, and full operation of the mill and flotation circuit by late 2009. An executive summary providing the details of the feasibility study has been posted at www.glamis.com in the “Company News” section.
Conference Call
Glamis will host a conference call today at 3:00 pm Eastern (12:00 Pacific) to discuss its second quarter operating and financial results. The call can be accessed by dialing 1-800-237-9752 in the United States and Canada or 1-617-847-8706 for calls outside the United States and Canada. The participant pass code is 97259145. The conference call will also be webcast live at www.glamis.com. A replay of the call will be available on the Glamis web site beginning approximately two hours after the conclusion of the live call. An audio-only replay of the call will be available for 10 days after the call by dialing 1-888-286-8010 in the U.S. and Canada or 1-617-801-6888 outside the U.S. and Canada. The replay pass code number is 38890392.
Glamis Gold Ltd. is a premier intermediate gold producer with low cost mines and development projects in Nevada, Mexico and Central America. Plans call for growth to over 700,000 ounces of gold by 2007. The company remains 100 percent unhedged. For more information about Glamis and its operations, visit the Company on the Internet at www.glamis.com.
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, include, but are not limited to those with respect to, the price of gold, the estimation of mineral reserves and resources, the realization of mineral reserves estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, Glamis’ hedging practices, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variation of such words and phrases or statements that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Glamis to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed under Item 5 in the section entitled “Risk Factors” in the Company’s Annual Information Form. Although Glamis has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained herein.
—FINANCIAL TABLES TO FOLLOW—

Contact:	Jeff Wilhoit — Director, Investor Relations
Glamis Gold Ltd.
5190 Neil Road, Suite 310
Reno, Nevada 89502
(775) 827-4600 Ext. 3104
jeffw@glamis.com

Glamis Gold Ltd.
Financial Highlights
(in millions of U.S. dollars, except per share
and per ounce amounts )

		Three Months Ended June 30,		Six Months Ended June 30,
		2006	2005	2006	2005

Gold ounces produced		138,637	109,377	286,418	203,098
Gold ounces sold		145,468	112,810	286,674	210,927
Silver ounces produced		334,388	20,349	697,807	41,026
Silver ounces sold		365,879	19,607	639,585	32,107
Average gold revenue realized per ounce		$624	$430	$591	$429
Average gold market price per ounce		$628	$427	$590	$427
Average silver revenue realized per ounce		$11.73	$7.38	$11.03	$7.29
Average silver market price per ounce		$12.08	$7.15	$10.96	$7.06
Total cash cost per ounce		$209	$190	$196	$188
Total production cost per ounce		$331	$293	$319	$292

Production Data:
El Sauzal Mine:	Ore tonnes mined	706,839	431,712	1,385,295	923,945
	Waste tonnes mined	1,250,463	1,191,273	2,324,198	1,773,751
	Grade (grams per tonne)	4.47	3.473	4.23	3.380
	Gold ounces produced	75,372	44,502	137,683	88,037
	Total cash cost per ounce	$99	$150	$105	$136
	Total production cost per ounce	$201	$265	$210	$249
Marlin Mine:	Underground ore tonnes mined	57,110	—	86,705	—
	Surface ore tonnes mined	101,145	—	317,010	—
	Waste tonnes mined	434,103	—	1,130,016	—
	Grade (gold grams per tonne)	4.81	—	5.65	—
	Gold ounces produced	28,870	—	72,139	—
	Silver ounces produced	273,282	—	594,478	—
	Total cash cost per ounce	$324	—	$234	—
	Total production cost per ounce	$487	—	$383	—
Marigold Mine (66.7%):	Ore tonnes mined	1,490,387	1,115,333	2,563,614	2,649,486
	Waste tonnes mined	4,741,523	6,340,946	10,547,805	11,663,416
	Grade (grams per tonne)	0.603	1.041	0.656	0.858
	Gold ounces produced	17,076	41,120	44,296	69,339
	Total cash cost per ounce	$330	$187	$298	$203
	Total production cost per ounce	$447	$275	$426	$295
San Martin Mine:	Ore tonnes processed	1,070,846	1,432,564	2,329,327	2,891,640
	Waste tonnes mined	1,180,367	883,619	2,200,565	2,074,135
	Grade (grams per tonne)	0.742	0.647	0.740	0.639
	Gold ounces produced	17,319	23,755	32,300	45,722
	Total cash cost per ounce	$379	$271	$356	$266
	Total production cost per ounce	$519	$376	$495	$370

Financial Data:
Working capital		$67.3	$29.3	$67.3	$29.3
Cash provided from operations		$40.4	$22.1	$82.8	$38.6
Net earnings		$30.3	$8.2	$47.2	$10.4
Basic earnings per share		$0.20	$0.06	$0.33	$0.08
Average shares outstanding		154,004,196	131,002,303	143,058,386	130,951,724

Glamis Gold Ltd.
Consolidated Balance Sheets
(Expressed in millions of U.S. dollars)

	June 30,	December 31,
	2006	2005
	(unaudited)

Assets
Current assets:
Cash and cash equivalents	$70.3	$32.1
Accounts and interest receivable	2.6	2.9
Inventories	35.5	29.4
Prepaid expenses and other	1.6	1.3

	110.0	65.7

Mineral property, plant and equipment, net	2,062.0	630.8
Other assets	27.7	24.7

	$2,199.7	$721.2

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	$25.3	$27.2
Site closure and reclamation costs, current	0.8	1.0
Current portion, long term debt	7.5	—
Taxes payable	9.1	0.8

	42.7	29.0

Site closure and reclamation costs	14.7	12.2
Long-term debt	72.5	80.0
Future income taxes	485.2	96.4

	615.1	217.6

Shareholders’ equity
Share capital:
Authorized:
Unlimited common shares without par value 5,000,000 preferred shares, Cdn$10 per share par value, issuable in series
Issued and fully paid: 166,629,643 (2005—131,918,803) common shares	1,508.7	492.9
Contributed surplus	30.5	12.5
Retained earnings (deficit)	45.4	(1.8)

	1,584.6	503.6

	$2,199.7	$721.2

Prepared by management without audit

Glamis Gold Ltd.
Consolidated Statements of Operations
(Expressed in millions of U.S. dollars, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	(unaudited)		(unaudited)

Revenue	$95.0	$48.7	$176.4	$90.8

Costs and expenses:
Cost of sales	32.5	21.4	62.4	39.2
Depreciation and depletion	19.5	12.5	39.1	23.2
Exploration	4.6	1.4	9.3	2.5
General and administrative	4.1	2.0	6.5	8.1
Stock-based compensation	0.8	1.2	3.1	1.8
Other operating expenses	0.4	0.6	0.7	0.9

	61.9	39.1	121.1	75.7

Earnings from operations	33.1	9.6	55.3	15.1
Interest expense	(1.4)	—	(2.7)	—
Interest and other income	0.5	0.4	1.6	0.6

Earnings before income taxes	32.2	10.0	54.2	15.7
Provision for income taxes:
Current	12.9	2.0	14.7	3.1
Future	(11.0)	(0.2)	(7.7)	2.2

	1.9	1.8	7.0	5.3

Net earnings	$30.3	$8.2	$47.2	$10.4

Earnings per share:
Basic	$0.20	$0.06	$0.33	$0.08
Diluted	$0.19	$0.06	$0.33	$0.08
Weighted average common shares outstanding:
Basic	154,004,196	131,002,303	143,058,386	130,951,724
Diluted	156,029,788	132,278,716	144,778,129	132,266,792

Consolidated Statements of Retained Earnings (Deficit)
(Expressed in millions of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	(unaudited)		(unaudited)

Retained earnings (deficit), beginning of period	$15.1	$(26.7)	$(1.8)	$(28.9)
Net earnings	30.3	8.2	47.2	10.4

Retained earnings (deficit), end of period	$45.4	$(18.5)	$45.4	$(18.5)

Prepared by management without audit

Glamis Gold Ltd.
Consolidated Statements of Cash Flows
(Expressed in millions of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	(unaudited)		(unaudited)

Cash flows from operating activities
Net earnings	$30.3	$8.2	$47.2	$10.4
Non-cash items:
Depreciation and depletion	19.5	12.5	39.1	23.2
Future income taxes	(11.0)	(0.2)	(7.7)	2.2
Gain on sale of properties and investments	—	(0.2)	—	(0.3)
Stock-based compensation	0.8	1.2	3.1	1.8
Other	0.8	0.6	1.1	1.3

	40.4	22.1	82.8	38.6
Changes in non-cash operating working capital:
Accounts and interest receivable	1.4	1.0	0.4	1.1
Taxes recoverable/payable	7.6	(2.7)	8.3	(2.1)
Inventories	(3.6)	0.6	(6.2)	(0.5)
Prepaid expenses and other	(0.3)	0.5	(0.3)	(0.2)
Accounts payable and accrued liabilities	1.8	(3.2)	(1.9)	(3.1)
Site closure and reclamation expenditures	(0.3)	(0.8)	(0.7)	(1.3)

Net cash provided by operating activities	47.0	17.5	82.4	32.5

Cash flows from (used in) investing activities
Western Silver Corporation transaction costs	(12.0)	—	(12.0)	—
Purchase of mineral property, plant and equipment, net of disposals	(17.1)	(38.6)	(34.9)	(72.1)
Net proceeds from sale of investments and properties	—	0.5	—	0.5
Other assets	(3.4)	0.7	(4.2)	1.3

Net cash used in investing activities	(32.5)	(37.4)	(51.1)	(70.3)

Cash flows from financing activities
Proceeds from long-term debt	—	20.0	—	35.0
Proceeds from issuance of common shares	5.0	0.4	6.9	0.6

Net cash provided by financing activities	5.0	20.4	6.9	35.6

Increase (decrease) in cash and cash equivalents	19.5	0.5	38.2	(2.2)
Cash and cash equivalents, beginning of period	50.8	24.3	32.1	27.0

Cash and cash equivalents, end of period	$70.3	$24.8	$70.3	$24.8

Supplemental disclosure of cash flow information:
Cash paid (received) during the period for:
Interest, net of interest amounts paid and capitalized	$—	$(0.2)	$(1.7)	$(0.3)
Taxes	$5.5	$4.7	$6.7	$4.8

Prepared by management without audit